August 18, 2010	TSX: QC
NYSE AMEX: QCC

SHAREHOLDERS APPROVE CHANGE TO NATURAL RESOURCE LENDING

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) today reported the results of its special meeting of shareholders held on August 17, 2010. All resolutions put forward in the management proxy circular dated July 19, 2010 (the “Circular”) to shareholders were overwhelmingly approved.

The Company would like to welcome John Embry, Peter Grosskopf, and Murray John to its board of directors.

It is expected that on September 7, 2010, the Company will effect the following:

1.	Change its name to Sprott Resource Lending Corp.

2.

Change its lending strategy to focus on natural resource lending and discontinue its real estate lending business. Its business will be primarily directed to bridge and mezzanine lending to precious and base metal mining, exploration and development companies, oil and gas companies and other resource related businesses. The Company has begun taking steps to ensure it can carry out this strategy in short order.

3.	Complete a private placement of up to $25 million of common shares of the Company.

4.	Execute a partnership agreement and management services agreement between the Company and Sprott Lending Consulting LP.

5.

Mr. Grosskopf will replace Mr. Brian Bayley as President and CEO and will be responsible for developing and implementing the Company’s overall strategy, overseeing the Company’s growth and ensuring that shareholder value is enhanced and maximized.

For further details on each of the above matters, please refer to the management proxy circular of the Company dated July 19, 2010 filed under the corporate profile of Quest on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Quest will be filing a report on voting results at the Meeting on SEDAR.

ABOUT QUEST

Quest is currently a publicly traded mortgage investment corporation. As a natural resource lender, Quest will ultimately cease to be a mortgage investment corporation. Accordingly, Quest will provide further guidance as to its ability or intention to remain a mortgage investment corporation for the remainder of the current fiscal year.

QUEST CAPITAL CORP.
Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Toll Free: 800-318-3094 • Fax: 604-682-3941

The previously announced substantial issuer bid (the “Offer”), which has been structured as a modified “Dutch Auction”, pursuant to which the Company is offering to purchase for cancellation from the holders of common shares of the Company up to Cdn$60,000,000 in value of its common shares remains outstanding. The Offer will expire at 5:00 p.m. (Toronto time) on August 30, 2010 unless the Offer is extended, varied or withdrawn by Quest. Documents relating to the Offer bid have been sent to shareholders and are available on the Company’s website under the headings “Substantial Issuer Bid” or alternatively, at www.sedar.com or www.sec.gov.

For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com or contact:

A. Murray Sinclair (Chairman) or Jim Grosdanis (CFO)
(800) 318-3094 or (604) 687-8378

Forward Looking Statements
This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.